Yukon-Nevada Gold Corp. Announces 22.87 m grading 8.37 g/t Au from West Mahala, Jerritt Canyon, Nevada

Vancouver, BC – January 11, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) is pleased to announce results from its 2011 Surface drilling program at the Mahala Project which is located in its wholly-owned Jerritt Canyon gold operation in Nevada, USA. Jerritt Canyon is operated by Queenstake Resources USA Ltd., (“Queenstake”) a wholly owned subsidiary of Yukon-Nevada Gold Corp. (“YNG” or the “Company”).

HIGHLIGHTS

  MAH-457 intersected, in the West Mahala Zone, 64.05 meters at 6.38 g/t gold, including 24.4 meters at 3.43 g/t gold, and 22.87 meters at 8.37 g/t gold, and 13.42 meters at 12.28 g/t gold;
  EM-121 intersected, in the East Mahala Zone, 15.25 meters at 4.77 g/t gold, including 3.05m at 8.88 g/t gold, and 4.88 meters 8.64 g/t gold; and
  MAH-454 intersected, in the Mahala Zone, 32.02 meters at 4.63 g/t gold, including 15.24 meters at 6.24 g/t gold, and 3.05 meters at 8.37 g/t gold.

The company initiated a 130,000 foot surface drilling program at Jerritt Canyon on July 17, 2011 that tests multiple projects throughout the Company’s 119 square mile land position. The program was designed to either explore for and/or to convert resources to reserves that are amenable to either open pit or underground mining methods.

This press release updates the 2011 surface drill hole results in the Mahala Project that targeted converting and expanding resources proximal to the current underground operations at the Smith and SSX-Steer underground mines in the following three areas:

  East Mahala (Smith Mine: Zones 1, 3, and 4: including Zone 9 which is East Dash);
  Mahala (Smith Mine: Zone 8); and
  West Mahala (located east of the SSX-Steer Mine).

The entire Mahala drilling program includes 71,211 ft. (21,711m) of drilling in 54 drill holes as shown in Table 1. All fifty-four of these drill holes were conducted using reverse circulation (RC) with 16 of them finished, or planned to be finished, with diamond drilling. The total RC footage is 61,760 ft. (18,829m) whereas the total diamond drilling footage (completed and not completed) is 9,451 ft. (2,882m). Eighteen of these drill holes were targeted for exploration in the East Mahala and Mahala areas whereas the other 36 drill holes were for resource conversion.

Table 1. 2011 Surface Drilling Summary for East Mahala, Mahala, and West Mahala projects.

Area	Total Number of RC Drill Holes (Drill Hole Type)	Total RC Drilling (feet) (m)	Total Number of Diamond Core Tails	Total Diamond Drilling (feet) (m)	Total Amount of Drilling (feet) (m)
East Mahala	18 (14 Expl and 4 Res Conv)	19,570 ft. 5,966 m	6 (1)	3,163 ft. (1) 964 m	22,733 ft. 6,931 m
Mahala	16 (4 Expl and 12 Rex Conv)	18,175 ft. 5,541m	4	2,175 ft. 663 m	20,350 ft. 6,204m
West Mahala	20 (all Res Conv)	24,015 ft. 7,322 m	6	4,113 ft. 1,254 m	28,128 ft. 8,576 m
Total	54	61,760 ft. 18,829 m	16	9,451 ft. 2,882 m	71,211 ft. 21,711 m
Note:
	(1)	Four core tails from East Mahala yet to be drilled or are currently in progress and are included in this diamond drilling total (2,295 feet in the 4 core tails);
	(2)	Drill Hole Types are either Res Conv = resource conversion; or Expl. = Exploration

The results of the drill program received as of December 31, 2011 are discussed below by area and shown in Tables 1 to 3. Surface plan maps illustrating drill hole locations and an assay summary table that identifies the RC precollars can be found on the Company website here: http://www.yukon-nevadagold.com/i/pdf/MahalaSurfaceDrillingMaps_2011.pdf and here: http://www.yukon-nevadagold.com/i/pdf/MahalaSurfaceDrillAssayResults_2011.pdf

Todd Johnson, Vice President of Exploration for Yukon-Nevada Gold Corp. states, “The initial assay results from the 2011 Mahala surface drilling program have come in according to our expectations based on a lot of hard work and good planning and the entire Jerritt Geology group deserves credit for a job well done. The additional mineralization encountered in the recent drilling at Mahala and West Mahala is exciting to see.”

East Mahala
Drilling at East Mahala consists of 18 drill holes totaling 22,733 ft. (6,931 m): 14 for exploration and 4 for resource conversion. Six of these drill holes include 800-foot deep precollars. Assay results have been received for 10 drill holes to date with significant assay results listed in Table 2. As of year-end 2011 core tails have been completed on two of the precollars with total core drill footage totaling 868 ft. (264m). Four core tails remain to be completed with drill footage totaling 2,295 ft. (700m); these drill holes are scheduled to be drilled by the end of January 2012. All drilling in this area is within 1,000 ft. (305m) of the existing Smith Mine underground infrastructure.

Table 2. Significant 2011 Drill Hole Assay Results from East Mahala.

Hole ID (Mining Zone)	From Feet (ft) Meters (m)	To Feet (ft) Meters (m)	Length Feet (ft) Meters (m)	Gold Grade
SH-1206 (Zone 9)	890.0 ft 271.45 m	930.0 ft 283.65 m	40.0 ft 12.00 m	0.103 opt 3.53 g/t
SH-1206 (Zone 9)	990.0 ft 301.95 m	1035.0 ft 315.67 m	45.0 ft 13.72 m	0.133 opt 4.56 g/t
EM-121 (Zone 3)	955.0 ft 291.27 m	1005.0 ft 306.52 m	50.0 ft 15.25 m	0.139 opt 4.77 g/t

includes	955.0 ft 291.27 m	965.0 ft 294.32 m	10.0 ft 3.05 m	0.259 opt 8.88 g/t
includes	990.0 ft 301.95 m	1000.0 ft 305.00 m	16.0 ft 4.88 m	0.252 opt 8.64 g/t
EM-126 (Zone 4)	875.0 266.87	885.0 269.92	10.0 3.05	0.160 5.49
EM-126 (Zone 4)	1000.0 305.00	1010.0 308.05	10.0 3.05	0.102 3.50
Notes:
	(1)	Gold grade reported in Troy ounces per ton (opt) and grams per tonne (g/t)
	(2)	No Significant Assays: SH-1203, SH-1207, SH-1208, SH-1211, EM-123, EM-124; and EM-130;
	(3)	Assays Pending: SH-1204, SH-1205, SH-1209, EM-122, EM-125; EM-127, EM-128, and EM-129

Zone 1 drilling consists of 2 exploration drill holes (EM-129 & EM-130) that were targeted along the southeasterly extension of the zone. Assay results have been received for drill hole EM-130 and are pending for EM-129. Mineralization in Zone 1 is interpreted to be associated with a sympathetic structure parallel to and north of the northwesterly-trending Coulee Dike structural mineralized zone which is host to significant past production (Zone 2) from the Smith Mine. Drill hole EM-130 reported no significant mineralization.

Zone 3 drilling consists of 4 drill holes: SH-1211 and EM-123 are exploration holes whereas EM-121 and EM-122 are resource conversion holes. Assays have been received for 3 of the drill holes. Significant assays from this zone include drill hole EM-121 which contains 50.0 ft. (15.25m) grading 0.139 opt (4.77 g/t) from 955-1005 ft. (291.27 -306.52m) . Drill holes EM-123 and SH-1211 reported no significant mineralization. Mineralization in this zone is interpreted to be a sympathetic structure parallel to and north of the Mahala Dike structural zone. This northwesterly-trending structural zone (Mahala Dike) is host to significant past production (Zone 4) from the Smith Mine. The resource conversion drill holes were designed to in-fill potential economic mineralization that was intersected in 2010 underground drill holes SMI-LX-750 through SMI-LX-752 previously reported upon in Company news releases dated September 7, 2010 and January 24, 2011.

Zone 4 drilling consists of 5 exploration drill holes (EM-124 thru EM-128) along the southeasterly extension of the Mahala Dike structural zone. Assays have been received for 2 drill holes: EM-124 and EM-126. Significant assays from drill hole EM-126 include 10 feet (3.05m) averaging 0.160 opt Au from 875.0 to 885.0 feet (266.87 to 269.92m), and 10.0 feet averaging 0.102 opt Au from 1000.0 to 1010.0 feet (305.0 to 308.05m) . Drill hole EM-124 reported no significant mineralization.

Zone 9 (East Dash) drilling consists of 7 drill holes (SH-1203 thru SH-1209). Two drill holes (SH-1205 & SH-1206) are resource conversion holes in-filling historic drill data. The remaining 5 exploration drill holes attempt to expand upon the known mineralization. Assays have been received for 4 of the drill holes and are pending for holes SH-1204, SH-1205, and SH-1209. Significant assays have been returned for drill hole SH-1206 that contains two intercepts: 40.0 ft. (12.0m) grading 0.103 opt (3.53 g/t) from 890-930 ft. (271.45 -283.65m); and another intercept containing 45.0 ft. (13.72m) grading 0.133 opt (4.56 g/t) from 990.0 -1035.0 ft. (301.95 -315.67m) . Drill holes SH-1203, SH-1207, and SH-1208 reported no significant mineralization.

Mahala
Drilling at Zone 8 (Mahala) consisted of 16 drill holes totaling 20,350 ft. (6,204m): 4 for exploration and 12 for resource conversion. Four of these drill holes include RC precollars. Assay results have been received for 13 drill holes to date with significant assay results listed in Table 3. As of year-end 2011, all of the core tails have been drilled with drill footage totaling 2,175 feet (663m). Seven of the drill holes targeted mineralization associated with a northwesterly extension of the Coulee Dike structural zone. Nine drill holes targeted mineralization associated with an interpreted structure sympathetic to, and parallel with, the Coulee structural zone. These two structures have a spatial separation of approximately 150 ft. (46m). For each structure the drilling in-fills on historic data for an approximate distance of 600 ft. (183m) northwest of the existing Zone 8 mineable reserves. These reserves are currently undergoing access development by mining contractor Small Mine Development.

Table 3. Significant 2011 Drill Hole Assay Results from Mahala.

Hole ID (Mining Zone)	From Feet (ft) Meters (m)	To Feet (ft) Meters (m)	Length Feet (ft) Meters (m)	Gold Grade
MAH-443 (Zone 8 Smith)	1175.0 ft 358.37 m	1205.0 ft 367.52 m	30.0 ft 9.15 m	0.179 opt 6.14 g/t
MAH-444 (Zone 8 Smith)	700.0 ft 213.50 m	710.0 ft 216.55 m	10.0 ft 3.05 m	0.124 opt 4.25 g/t
MAH-446 (Zone 8 Smith)	720.0 ft 219.60 m	745.0 ft 227.22 m	25.0 ft 7.62 m	0.116 opt 3.98 g/t
MAH-448 (Zone 8 Smith)	745.0 ft 227.22 m	775.0 ft 236.37 m	30.0 ft 9.15 m	0.214 opt 7.34 g/t
MAH-449 (Zone 8 Smith)	690.0 ft 210.45 m	715.0 ft 218.07 m	25.0 ft 7.62 m	0.133 opt 4.56 g/t
MAH-451 (Zone 8 Smith)	822.0 250.71	860.0 262.3	38.0 11.59	0.277 9.50
MAH-452 (Zone 8 Smith)	795.0 ft 242.37 m	845.0 ft 257.62 m	50.0 ft 15.24 m	0.166 opt 5.69 g/t
MAH-452 (Zone 8 Smith)	885.0 ft 269.92 m	900.0 ft 274.49 m	15.0 ft 4.57 m	0.152 opt 5.21 g/t
MAH-453 (Zone 8 Smith)	1350.0 ft 411.75 m	1380.0 ft 420.90 m	30.0 ft 9.15 m	0.108 opt 3.70 opt
MAH-454 (Zone 8 Smith)	915.0 279.07	1020.0 311.09	105.0 32.02	0.135 opt 4.63 g/t
includes	920.0 280.49	970.0 295.73	50.0 15.24	0.182 opt 6.24 g/t
includes	1005.0 306.52	1015.0 309.57	10.0 3.05	0.244 opt 8.37 g/t
MAH-455 (Zone 8 Smith)	976.5 297.83	1001.5 305.46	25.0 7.62	0.143 4.90
Notes:
	(1)	Gold grade reported in Troy ounces per ton (opt) and grams per tonne (g/t)
	(2)	No Significant Assays: MAH-445, MAH-450, SH-1210, and SH-1212
	(3)	Assays Pending: MAH-447 and SH-1213

Assay results have been received for one of the four core tails, and all of the other 12 RC (only) drill holes. Drill holes MAH-452 and MAH-454 highlight the significant assay results returned to date from Mahala: MAH-452 returned 50.0 ft. (15.24m) grading 0.166 opt (5.69 g/t) from 795.0 -845.0 ft. (242.37 -257.62m); and MAH-454 returned 50.0 ft. (15.24m) grading 0.182 opt (6.24 g/t) from 920.0 -970.0 ft. (280.49 -295.73m) .

West Mahala
Drilling at West Mahala consisted of 20 resource conversion drill holes totaling 28,128 ft. (8,576m). Six of these drill holes include RC precollars. Assay results have been received for 14 drill holes to date with significant assay results listed in Table 4. As of year-end 2011, all of the core tails have been completed with drill footage totaling 4,113 feet (1,254m). Assays are pending on samples from all of the core tails. West Mahala hosts two sizeable areas of mineralized ground that are mostly categorized as indicated and inferred mineral resources within the current NI 43-101 Technical Report. These two mineralized areas are spatially located approximately 1,000 ft. (303m) east and 2,000 ft. (610m) northeast of the existing SSX-Steer underground mine infrastructure.

Significant assays from West Mahala include: MAH-457 that returned 75.0 ft. (22.87m) grading 0.244 opt (8.37 g/t) from 1150.0 -1225.0 ft. (350.75 -373.62m); MAH-467 returned 60.0 ft. (18.30m) grading 0.208 opt (7.13 g/t) from 935.0 -995.0 ft. (285.17 -303.47m); and MAH-470 returned 35.0 ft. (10.67m) grading 0.346 opt (11.87 g/t) from 995.0 -1030 ft. (303.47 -314.14m) .

Table 4. Significant 2011 Drill Hole Assay Results from West Mahala.

Hole ID	From Feet (ft) Meters (m)	To Feet (ft) Meters (m)	Length Feet (ft) Meters (m)	Gold Grade
MAH-457 (W. Mahala)	1060.0 ft 323.30 m	1270.0 ft 387.35 m	210.0 ft 64.05 m	0.186 opt 6.38 g/t
Includes	1060.0 ft 323.30 m	1140.0 ft 347.70 m	80.0 ft 24.40 m	0.100 opt 3.43 g/t
includes	1150.0 ft 350.75 m	1225.0 ft 373.62 m	75.0 ft 22.87 m	0.244 opt 8.37 g/t
includes	1235.0 ft 376.67 m	1265.0 ft 390.09 m	30 ft 13.42 m	0.358 opt 12.28 g/t
MAH-458 (W. Mahala)	1145.0 ft 349.22 m	1180.0 ft 359.89 m	35.0 ft 10.67 m	0.147 opt 5.04 g/t
MAH-461 (W. Mahala)	1040.0 ft 317.20 m	1045.0 ft 318.72 m	5.0 ft 1.52 m	0.116 opt 3.98 g/t
MAH-462 (W. Mahala)	980.0 ft 298.90 m	995.0 ft 303.47 m	15.0 ft 4.57 m	0.092 opt 3.16 g/t
MAH-463 (W. Mahala)	910.0 ft 277.55 m	965.0 ft 294.21 m	55.0 ft 16.66 m	0.124 opt 4.25 g/t
includes	910.0 ft 277.55 m	935.0 ft 285.17 m	25.0 ft 7.62 m	0.182 opt 6.24 g/t
includes	955.0 ft 291.27 m	965.0 ft 294.32 m	10.0 ft 3.05 m	0.152 opt 5.21 g/t
MAH-464 (W. Mahala)	910.0 ft 277.55 m	1050.0 ft 320.25 m	140.0 ft 42.70 m	0.104 opt 3.57 g/t
includes	915.0 ft 279.07 m	940.0 ft 286.69 m	25.0 ft 7.62 m	0.324 opt 11.11 g/t
MAH-465 (W. Mahala)	950.0 ft 289.75 m	1075.0 ft 327.87 m	125.0 ft 38.12 m	0.104 opt 3.57 g/t
includes	955.0 ft 291.27 m	980.0 ft 298.89 m	25.0 ft 7.62 m	0.189 opt 6.48 g/t

MAH-467 (W. Mahala)	935.0 ft 285.17 m	995.0 ft 303.47 m	60.0 ft 18.30 m	0.208 opt 7.13 g/t
MAH-467 (W. Mahala)	1070.0 ft 326.35 m	1080.0 ft 329.40 m	10.0 ft 3.05 m	0.118 opt 4.05 g/t
MAH-468 (W. Mahala)	905.0 ft 276.02 m	1040.0 ft 317.19 m	135.0 ft 41.17 m	0.107 opt 3.67 g/t
includes	935.0 ft 285.17 m	965.0 ft 298.59 m	30.0 ft 13.42 m	0,276 opt 9.46 g/t
MAH-469 (W. Mahala)	930.0 ft 283.65 m	955.0 ft 291.27 m	25.0 ft 7.62 g/t	0.100 opt 3.43 g/t
MAH-469 (W. Mahala)	975.0 ft 297.37 m	1005.0 ft 310.79 m	30.0 ft 13.42 m	0.124 opt 4.25 g/t
MAH-470 (W. Mahala)	915.0 ft 279.07 m	945.0 ft 292.49 m	30.0 ft 13.42 m	0.134 opt 4.60 g/t
MAH-470 (W. Mahala)	995.0 ft 303.47 m	1030.0 ft 314.14 m	35.0 ft 10.67 m	0.346 opt 11.87 g/t
MAH-470 (W. Mahala)	1065.0 ft 324.83 m	1075.0 ft 327.88 m	10.0 ft 3.05 m	0.115 opt 3.94 g/t
MAH-474 (W. Mahala)	940.0 ft 286.70 m	975.0 ft 297.37 m	35.0 ft 10.67 m	0.183 opt 6.28 g/t
Notes:
	(1)	Gold grade reported in Troy ounces per ton (opt) and grams per tonne (g/t)
	(2)	No Significant Assays: SH-1210, MAH-460, and MAH-472
	(3)	Assays Pending: MAH-456, MAH-459, MAH-466,MAH-471, MAH-473, and MAH-475.

The success of the 2011 Mahala drill program has significant implications. All three target areas require additional drilling to define the extent of mineralization. Surface core tails are still currently being drilled at the site. The potential for defining substantial additional mineralization is considered to be highly prospective in all three areas.

The potential future development of the Mahala and West Mahala resources is significant in that underground drifts and drill platforms should now be considered for development in order to enable year-round underground drilling to explore a sizeable area of this highly prospective ground. This underground drilling would be free of the surface regulatory constraints as well as the encumbrances posed by the physical elements associated with surface drilling at a high altitude.

Geologic and grade modeling covering the mineralization drilled during the 2011 program is currently in progress. Subsequent engineering analysis will be conducted. The results of the new modeling will be included in an updated NI 43-101 report that is targeted for completion in April 2012.

As part of this 2011 Mahala surface drilling program, 16 of the RC holes were drilled to a depth of either 500 ft. or 800 ft. and served as “precollars” for subsequent diamond drilling (core tails). The 16 core tails were designed into each of the respective resource conversion target areas to enhance the collection of geologic data and to provide assay data for comparative analysis with the surrounding RC sample population. As of year-end 2011, all RC drilling has been completed and twelve core tails (totaling 7,156 ft. or 2,182m) have been drilled. Four core tails still remain to be drilled totaling 2,295 ft. (700m) and most of the core assays are still in progress. All of the Mahala drilling targeted mineralization that lies greater than 650 feet beneath the surface of the respective drill hole collars.

Assaying of all samples from the 2011 surface drill program reported in this news release were conducted by ALS Laboratory Group in Reno, Nevada using standard fire assay techniques. Assay intercepts are reported as drilled. True widths have not yet been calculated; given the geometry of the mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling has been completed. The company’s 2010 and 2011 Quality Assurance and Quality Control protocols are available at the Company’s website: http://www.yukon-nevadagold.com/i/pdf/JC_Assay_Protocols.pdf

All of the Mahala Project RC drill holes were sampled on 5-foot intervals over their entire length. All samples from 0-500 feet in each respective drill hole have been deferred from lab submittal for assaying. The primary reason was to try to expedite the return of assay results by reducing the quantity of samples submitted to the independent commercial laboratory by up to 50%. Sample “turn-around” for the project-to-date has averaged 6 weeks due to the unprecedented work load experienced by commercial laboratories. A secondary benefit to the sample deferral has been substantial cost savings for the project. All of the deferred samples have been retained at the mine site for possible assay in the future.

The information in this news release was compiled and reviewed by William Hofer B.Sc., Chief Geologist, Jerritt Canyon Mine. The information contained in this news release has been reviewed and approved by the Company’s Vice President of Exploration, Todd Johnson, M.Sc. (Qualified Person per the requirements of NI 43-101).

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.